Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) distributed the following talking points to its employees.

September 27, 2010

We are Spreading Low Fares Farther

Southwest Airlines has entered into a definitive agreement to acquire AirTran Holdings, Inc., a parent company of AirTran Airways (AirTran). SWALife will have all the details, until then, here are a few quick facts for our Employees about this exciting announcement:

•	The acquisition of AirTran presents for us a unique opportunity to grow our Company and take a significant step toward achieving our strategic goals over the next decade.

•	If approved, this transaction would create more jobs and career opportunities for our combined Employee groups as a whole. Southwest remains committed to job security.

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The agreement still faces various reviews that could take several months to complete prior to any approval being given, so nothing changes right now for Employees and Customers. Until the deal closes, Southwest and AirTran will continue to operate independently.

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Based on current operations, the combined organization would have nearly 43,000 Employees and serve more than 100 million Customers annually from more than 100 destinations in the U.S. and near-international destinations.

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In addition, the combined carriers’ all-Boeing fleet consisting of 685 active aircraft would include 401 Boeing 737-700s, 173 Boeing 737-300s, 25 Boeing 737-500s, and 86 Boeing 717s. We are still evaluating the opportunity for the 737-800.

If Customers ask you questions about this announcement, you can use the following speaking points to help answer them:

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Our dedication to the highest quality of Customer Service remains our key mission. At this time, there are no changes to your Customer experience on either Southwest or AirTran. Please continue to book and travel just as you do today.

•	If approved, the acquisition will give us a broader national presence – allowing us to offer low fares and exceptional service in markets that will benefit from increased competition.

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Although approval of the deal depends on the completion of certain approvals that could take several months, we’re all very excited about what it can mean for our Employees, our Customers, the Communities we serve, and our Shareholders.

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It offers Customers more low-fare destinations as we extend our network and diversify into new markets, including significant opportunities to and from Atlanta, while also expanding our presence in key markets.

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Also, it presents the opportunity to extend our service to many smaller domestic cities that we don’t serve today, and provide access to key near-international leisure markets in the Caribbean and Mexico.

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We are still very early in the process of determining the specific destinations we will serve moving forward. We will certainly keep our Customers updated as AirTran cities transition into the Southwest network.

•	No changes to airline reward programs or flight service will happen at this time.

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A special website – www.lowfaresfarther.com – has been launched where you’ll find our news release and more information on how this agreement may impact Customers, Employees, Shareholders, and Communities.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth and competitive position; (iii) its Customer experience; and (iv) its future operations, including fleet plans. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

www.lowfaresfarther.com